

Mail Stop 7010

October 10, 2008

Via U.S. mail

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017

   RE: Hyde Park Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A Amendment No.3
     Filed on September 12, 2008
     File No.: 000-52459

Dear Mr. Levy:

   We have completed our review of your Preliminary Proxy on Schedule 14A.

   We have no further comments at this time.

   If you have any further questions regarding our review of your filing, please direct them to Bret Johnson, Accountant, at (202) 551-3753 or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3760.

         Sincerely,

         Pamela A. Long
         Assistant Director

Laurence S. Levy
Hyde Park Acquisition Corp.
October 10, 2008
Page 2

cc: **<u>Via Facsimile @ (212) 894-5873</u>**

       Todd J. Emmerman, Esq.
       Katten Muchin Rosenman LLP
       575 Madison Avenue
       New York, NY 10022-2585